Exhibit 21

List of subsidiaries of the Company:

Name of Subsidiary	Jurisdiction of Organization or Incorporation
UniFirst Holdings, Inc.	Delaware
UniTech Services Group, Inc.	California
UniFirst First-Aid Corporation	Maryland
UniTech Services Canada Ltd.	Canada
UniTech Services SAS	France
Euro Nuclear Services B.V.	Netherlands
Euro Nuklear Services, GmbH	Germany
Euro Nuclear Services Limited	United Kingdom
UniFirst Canada Ltd.	Canada
RC Air LLC	New Hampshire
UONE Corporation	Massachusetts
Uniformes de San Luis S.A. de C.V.	Mexico
UniFirst S.A. de C.V.	Mexico
UniFirst Far East Limited	Hong Kong
UniFirst Manufacturing Corporation	Massachusetts